

MONETIZATION
STRATEGIES AND
PROJECTIONS
CONFIDENTIAL

VLOGMI™
MONETIZATION REPORT

VLOGMI CORPORATION
JULY 2020

Prepared by: **LUKE THORSSEN, PRESIDENT & CEO**



S T R A T E G I E S

IN-APP ADS

Even though in-app ads are the most obvious & simple way to monetize Vlogmi, they are one of the most effective ways of monetizing any mobile app. For the purpose of this report, whenever we refer to "In-App Ads", we are only talking about simple *"timeline ads"* (like Facebook and Instagram), and *"In-Between Vlog Ads"* (like Facebook and Instagram **STORIES**).

SPONSORED FILTERS

FACT: Sponsored filters are reported to be worth $750,000 USD per filter for Holidays. Weekday filters are estimated to cost $500,000!

BRANDED GEO-FILTERS

Geo-filters are special filter overlays that can only be accessed in certain locations.

SUPPORT CREATOR FEATURE (PAID)

The support creator feature (or becoming a "Supporter") is a monthly payment made to Vlogmi Influencers (Vloggers) as a way for viewers and followers to support their favourite content creators on Vlogmi!
Not only does becoming a Supporter help support your favourite Vloggers; Supporters also get:

- Access to Vlogmi's full custom Emoji Library! *(Powered by: JoyPixels)*
- Access to use Animated Emoji's across all of Vlogmi.
- Get put at the top of the "Viewers" list when watching a livestream of the Vlogger you're supporting!
- Exclusive "Supporter" badge on your profile page.

SUPPORT CREATOR FEATURE (FREE)

This feature is a combination of several of the most effective app monetization strategies. This strategy could potentially be a *BREAKTHROUGH* idea. Our team is developing this proprietary feature behind closed doors.

This feature is created for users who want to support their favourite Vloggers, without having to pay $5/month. The way people can do this without having to pay any money, is to watch/play (engage) with *"INCENTIVIZED ADS"*.

INCENTIVIZED AD: **OPT-IN** advertisements which give a reward to the user after the advertisement is completed. The ads can be 30 second videos, or even interactive mini games.

More on these below! ↴



IN-APP ADVERTISEMENTS

FUNDAMENTALS

There are a few key types of in-app mobile advertising commonly used today:

Interstitial Ads—Are full screen pop-up advertisements.

Banners/Display Ads—Usually appearing in different sizes and stretch across the top or bottom part of the screen. These ads are less intrusive so users can freely interact with the app.

Native Ads—Are created to fit seamlessly with the main concept design and appear within the app as its natural element.


Native
Interstitial
Banner
In-stream video
Rewarded video

Mobile advertising has been found to be 30% more effective than traditional internet ads.

One of the most effective modes of mobile advertising is in-app ads, which are displayed directly within an active app interface.

Since users spend roughly **89% of their browsing time running apps**, it's the core advertising channel for mobile marketers looking to reach new customers. Audiences tend to engage with in-app mobile ads more than alternative formats (non-mobile), and ad revenue is expected to reach $7 Billion by 2020.



IN-APP ADVERTISEMENTS (CONT.)

ESTIMATED REVENUE PER USER: (ALL AD TYPES)

Disclaimer: These projections are not guaranteed

PER QUARTER

Worldwide user average: $5.53/user

- 1M Users = *$5,500,000* / Quarter
- 10M Users = *$55,000,000* / Quarter

PER YEAR

- 1M Users = *$22,000,000* / Year
- 10M Users = *$220,000,000* / Year

PER QUARTER

Canada and USA user average: $23.59/user

- 1M Users = *$23,500,000* / Quarter
- 10M Users = *$235,000,000* / Quarter

PER YEAR

- 1M Users = *$94,000,000* / Year
- 10M Users = *$940,000,000* / Year

NATIVE ADS

Despite advertisements being widely used by developers, it remains the most hated by users, so it must become a part of the interaction and act as it's a **natural part of the app**.

INCENTIVIZED ADS

84% of app users **prefer apps using reward ads** over apps containing other in-app ads. (Continued →)

INCENTIVIZED ADS (CONTINUED)

Incentivize advertisements are designed to **create a positive feeling** for customers, as they get rewarded *after finishing* a specific action.
The strategy allows creating better engagement and building positive brand attitude.
Rewarded video ads can increase app ad revenue by 20% to 40%. Out of all the mobile video ads, rewarded video ads is the highest for app developers - the average rewarded video eCPM varies between $10 to $50 depending on location.
More on this topic below: **SUPPORT CREATOR FEATURE: FREE**

91% of users interacting with incentivized ads actively pay attention to the brand behind it.



IN-APP ADVERTISEMENTS

PICTURES


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Semi "non-intrusive" banner advertisement on game. Banner is clickable and advertisers pay more per click than per view.

■ ←BANNERS AND DISPLAY ADS


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Regular Instagram post
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INTERSTITIAL ADS→ ■


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■ ←NATIVE ADS

These advertisements are much less intrusive to users, as the advertisement is so seamless it feels like it is a part of the app. Native ads perform significantly better than banner/display ads.


ADVERTISING COSTS

THERE ARE 3 MAIN COST OPTIONS FOR ADVERTISERS

The three main options for advertisers to market their ads. The most popular payment method for native advertisements on established social media platforms such as Facebook and Instagram is CPC (cost per click). Instagram has an average "click-through-rate" of 0.52% on native advertisements.

COST PER VIEW

CPV—refers to the price an advertiser pays for every instance that their video ad gets played.

COST PER COMPLETED VIEW

CPCV—stands for Cost Per Completed View. This means that advertisers pay each time a video has been viewed through to completion.

COST PER ENGAGEMENT

CPE—advertising is a type of marketing in which advertisers only pay when users engage with their campaigns. That means initial impressions are free, but once a user engages in some way, the advertiser incurs a cost.

FACTS CHART

	$	%	% Increase/Decrease from 2017-2018
CPM Cost per thousand impressions	$7.91 per 1,000 impressions		-5.8% decrease
CPC Cost per click	$1.41 per click		-33.7% decrease
CTR Click through rate		0.52% native ads	+41% increase

MORE FACTS

- The average CPM across all Android devices is $2, and it's $5 for all iOS hardware.
- The average CPM for a mobile interstitial ad in 2018 was $3.50.
- The average CPM for a native ad on mobile in 2018 was $10, making it one of the most expensive ad formats available.


AR FILTERS
SPONSORED FACE-FILTERS

SNAPCHAT IS LEADING AR MONETIZATION *(Mike Bowland, ArInsider)*

Among early pioneers of mobile AR, Snap has been one of the most successful. Social lenses and selfie masks have become synonymous with AR. And though they get flak for not being "true AR," it doesn't matter: they've done AR a favor by acclimating the world as its "gateway drug."

Snapchat has intelligently treated AR engagement as a monetization opportunity, such as branded AR Lenses. This has vaulted it into an early lead in AR monetization, penetration and usage. In fact, it currently holds a large share of mobile AR advertising revenues.

Segmenting AR revenue by company and applying our bottom-up forecasting methodology (which calculates industry revenues based on current spending and company revenues), we estimate **Snapchat's AR ad revenue to be $236 million** of the $408 million spent on AR ads last year.

This makes it a **leader in mobile AR monetization**, **behind only** Niantic's **$2 billion in Pokemon Go** revenue. The latter is of course a different revenue model (in-app purchases), and it can be argued that AR is just one component of the gameplay and attributable revenue.

March 2019

SPONSORED LENSES (AR FILTERS)

Snapchat Sponsored Lenses are on the next tier of pricing for ads on the platform. The cost for Sponsored Lenses varies depending on the day of the week, holiday, trends, etc.

A general rule of thumb for Snapchat Sponsored Lenses costs is this: $450,000 per day Sunday through Thursday, $500,000 for Fridays and Saturdays, and **$700,000 plus for holidays or special events (like the Super Bowl)**.

As has been reported many times, the **Taco Bell Snapchat Sponsored Lens received over 224 million views**. Also, Snapchatters tend to play with Sponsored Lenses for an average of 20 seconds.